ARNOLD & PORTER



lo
o@aporter.com

dX

555 Twelfth Street, NW
Washington, DC 20004-1206

September 4, 2003



BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of Corporación EDC, C.A. (#82-4914)

Ladies and Gentlemen:

In connection with the exemption of Corporación EDC, C.A. ("CEDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of CEDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of CEDC's results for the second quarter of 2003, which were disseminated to the shareholders of CEDC on July 31, 2003. We are also enclosing English and Spanish versions of a notice of an extraordinary shareholders' meeting relating to the proposed merger of CEDC with C.A. La Electricidad de Caracas, which was disseminated to the shareholders of CEDC on September 3, 2003.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

dlw 9/8

Enclosures

#82-4914


Corporación EDC

una empresa AES

Second Quarter 2003

Contact:
Scarlett Alvarez
+58-212-5022950
edcinversionistas@aes.com

Corporación EDC, C.A. (CEDC) & Subsidiaries Announces its Second Quarter 2003 Results

CEDC results for the second quarter of 2003 improved significantly with respect to the same period of the previous year. CEDC obtained a Net Profit of Bs. 214 million, up by more than 100% as compared to the same period of 2002. Its EBITDA stood at Bs.18 billion, a 66.3% increase with respect to the second quarter of 2002. These results were directly related to the CEDC policy of concentrating on non-regulated

HIGHLIHTS

activities in the electrical sector.

- CEDC's Operating Profit grew 66.3% with respect to the same period of 2002, standing at Bs.18.billion for 2Q'03.
- Net Profit reached Bs.214 million for the second quarter of 2003.
- Operating Expenses stood at Bs. 9.4 billion during the second quarter of 2003, down 20.9% with respect to the same period of the previous year.
- EBITDA increased by 66.3% with respect to the same period of 2002.

In millions of constant Bolivars	2Q02 Bs	2Q03 Bs.	2Q03 Vs 2Q02
Operating Revenues	22.742	27.434	20,63%
Operating Expenses	(11.902)	(9.405)	-20,98%
EBITDA	**10.840**	**18.029**	**66,31%**
EBITDA MARGIN	**47,7%**	**65,7%**	**37,9%**

External Factors Affecting CEDC results in 2Q´03

- A 34-point lag between the annualized Wholesale Price Index (66.5%) and the annualized Consumer Price Index (32.3%).
- Per capita income fell 15.4%.
- 20%+ unemployment.
- An estimated 17% drop in the economic activity during 2Q'03.


Corporación EDC




Business Development

GENEVAPCA

GENEVAPCA is the CEDC affiliate that supplies electricity and steam to Pdvsa's Paraguana Refinery Complex. During the second quarter of 2003, GENEVAPCA helped to minimize electrical energy shortages in the Paraguana Peninsula by supplying 136.4 GWH to that region, an amount roughly equivalent to 70% of the area's energy demand.

GWh


190
180
170
160
150
140
130
120
110
100
156
113
164
183
136
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03

During the second quarter of 2003, GENEVAPCA's electricity sales stood at 336,982 MWh, while sales of steam totaled 325,768 metric tons, representing a total of Bs.21.7 billion in income.


Administradora
SERDECO,C.A.

Administradora Serdeco's operating income for the second quarter of 2003 totaled Bs.8 billion, a significant improvement (33%) over first quarter results. This rise stemmed mainly from the addition of new waste collection services, tariff adjustments in domestic gas service and renewed efforts to collect old debt.

In compliance with corporate cost-cutting guidelines, the joint notification process resulted in a Bs.176 million reduction in costs by the end of June.

In order to be more accessible to its customers, EDC has set up an innovative service whereby customers can verify their pending balance through text messages. By dialing *502 from any cell phone, our customers will access information on electricity supply services, waste collection, Pdvsa Gas and Property Taxes, as well as make any claim or report. This information is provided by "Mi Contacto", the Comprehensive Customer Care Center


502


AES

AES Network Communications operates a telecom signal carrier network covering the Caracas Metropolitan Area, Guarenas and Guatire. The company currently has 18 telecom operators and internet service providers as clients.

For the second quarter of 2003, AES Network sales stood at Bs.1.3 billion. It is now undergoing a process of consolidating its relations with its clients and offering a new data application service. This is something new in the market and has had great acceptance from the public. Its EBITDA Margin is 44.8%.

Since it was created, AES Network Comminications has operated with the "CAPEX on-demand" concept, which means that any additional investment required to activate services is covered by the income generated.


Corporación EDC
una empresa




COM
MOVIL
Soluciones Tecnológicas

Comunicaciones Móviles EDC, C.A., (Commovil) is a company that renders point-to-point and/or multipoint land radio communication services. It carries voice and data signals on a 806-821 Mhz band by trunking in the Caracas Metropolitan Area and at countrywide level.

By the end of the second quarter of 2003, Commovil had 3057 units connected to the system, representing Bs.444.7 million in sales during that period.


smart power

Smart Power allows industrial and commercial customers to manage their energy consumption in an intelligent manner through the use of state-of-the-art technology. Customers can monitor the electrical network of their business through the Internet and also enjoy the benefits of specialized advice to help them reach higher levels of operating efficiency. For more information, visit: www.smartpower.com.ve

- During the second quarter of 2003, Smart Power launched several levels of service. Starting with Smart Basic, a program that allows our customers to monitor their business at a very basic level, and progressing up to Smart Premium, a more complex and comprehensive solution. Smart Premium provides customers with continuous supervision of all electrical parameters, such as voltage and current profiles, transitory threshold detection, among others. This service also delivers reports with technical recommendations and provides advice on specific problems.
- Our main clients include leading supermarkets, industrial groups and spare part suppliers to the Venezuelan automotive industry.
- This year the company plans to make further additions to its product line. These new products include tests for lighting equipment, outdoor and indoor lighting projects, heat tests for electrical equipment, cable insulation tests, among others.

New Appointments

Dr. Andrés Gluski, President of EDC and Chairman of its Board of Directors, has also been appointed AES Senior Vice President for Integrated Utilities in Central America and the Caribbean, including Venezuela, Dominican Republic and El Salvador. In addition, Engineer Salomón Magán, with 20 years of experience in EDC, has been appointed General Manager of EDC.

The results presented in this report have not been audited and were derived according to the Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan National Securities Commission of Venezuela. These results have been adjusted to reflect the effects of inflation according to the aforementioned accounting standards and are presented in bolivars as stated on June 30, 2003.

The exchange rate at the closing of the first quarter of 2003 was 1.600,00 bolivars per US dollar and the average exchange rate was 1.621.76 bolivars per US dollar. The 1997-based IPC (Consumer Price Index) for the end of the first half of 2003 was 350.06 and the average IPC for the January-June period of that same year was 331.28.

Corporación EDC is an AES Corporation affiliate. CEDC focuses on non-regulated electricity businesses in Venezuela and on telecom and service businesses in Venezuela and abroad. Each share of CEDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of C.A. La Electricidad de Caracas. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, CEDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 33 countries

AES is a company dedicated to supplying electricity at a global level in a socially responsible manner.

Please address any questions or comments related to this report to Investor Relations, at the following email address: edcinversionistas@aes.com



Corporación EDC

una empresa AES

Financial Statements

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of June 30, 2003)

	2Q02 Bs	3Q02 Bs	4Q02 Bs	1Q03 Bs.	2Q03 Bs.	2Q03 US$.	2Q03 Vs 2Q02
Operating Revenues	22.742	33.686	25.978	27.907	27.434	16,92	20,63%
Operating Expenses	(11.902)	(4.313)	(18.592)	(6.498)	(9.405)	(5,80)	-20,98%
EBITDA	**10.840**	**29.373**	**7.386**	**21.409**	**18.029**	**11,12**	**66,31%**
EBITDA MARGIN	**47,7%**	**87,2%**	**28,4%**	**76,7%**	**65,7%**	**65,7%**	**37,9%**
Depreciation and Amortization	(5.098)	(5.985)	(6.147)	(5.513)	(6.043)	(3,73)	0,00%
EBIT	**5.742**	**23.388**	**1.239**	**15.896**	**11.986**	**7,39**	**108,73%**
EBIT MARGIN	**25,3%**	**69,4%**	**4,8%**	**57,0%**	**43,7%**	**43,7%**	**0,0%**
Other Income and (Expenses),Net	50.279	(8.136)	7.155	4.990	(12.223)	(7,54)	-124,31%
Permanent Loss of Investment Value	(68.779)	2.716	(2.716)	-	-		-100,00%
Loss in sales affiliate companies	(53.038)	-	-	-	-		-100,00%
Interest and Financial Expenses	(16.242)	(13.772)	7.417	(9.001)	(6.840)	(4,22)	-57,89%
Interest Earned	1.700	58	4.088	2.072	869	0,54	-48,90%
Net Exchange Gain (Loss)	(139.375)	37.107	(25.133)	(16.023)	(6.454)	(3,98)	-95,37%
INCOME (LOSS) BEFORE REI, TAX PROVISION, DISCONTINUED OPERATIONS	**(219.713)**	**41.361**	**(7.950)**	**(2.067)**	**(12.661)**	**(7,81)**	**-94,24%**
Result of Exposure to Inflation	15.766	2.576	8.491	13.569	10.498	6,47	-33,41%
Provision for Income Tax	(721)	(10)	(9.308)	(2.484)	(4.838)	(2,98)	
Discontinued Operations	2.394	(50.084)	4.901	(8.595)	7.214	4,45	
NET INCOME (LOSS)	**(202.274)**	**(6.157)**	**(3.866)**	**422**	**214**	**0,13**	**-100,11%**
NET MARGIN		-	-	**1,51%**	**0,78%**	**0,78%**	
NET INCOME (LOSS)PER SHARE	(64,75)	(1,97)	(1,24)	0,14	0,07	0,07	
NET INCOME (LOSS) PER ADR	(3.237,41)	(98,54)	(61,88)	6,75	3,43	3,43	
SHARES OUTSTANDING (millions)*	3.124	3.124	3.124	3.124	3.124	3.124	

*Twelve-month weighted average


Corporación EDC

una empresa 

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of June 30, 2003)

	2002 June 30	2002 September 30	2002 December 31	2003 March 31	2003 June 30
ASSETS					
Current Assets	107.789	77.940	66.673	75.268	59.078
Cash and Cash Equivalents	36.198	12.488	8.772	1.875	9.651
Property, Plant and Equipment, net	320.937	328.813	341.650	334.010	297.941
Investments	4.057	3.302	3.271	1.387	3.129
Deferred Charges and other assets	2.213	1.376	3.409	3.384	2.395
Discontinued Operations	78.628	54.049	62.806	67.465	59.810
Total Assets	**513.624**	**465.481**	**477.809**	**481.514**	**422.353**
LIABILITIES AND EQUITY					
Current Liabilities	448.903	410.266	426.429	422.408	369.165
Discontinued Operations and Other Liabilitie	14.756	12.832	10.238	17.541	11.410
Equity	49.965	42.383	41.142	41.565	41.778
Total Liabilities and Equity	**513.624**	**465.481**	**477.809**	**481.514**	**422.353**
Equity/Total Assets	9,73%	9,11%	8,61%	8,63%	9,89%

#82-4914



Segundo Trimestre, 2003

SEP - 4 2003

Persona Contacto:
Scarlett Alvarez U.
58-212/502.2950
edcinversionistas@aes.com

Corporación EDC, C.A. y sus Filiales (CEDC) anuncia sus resultados para el segundo trimestre del año 2003

Los resultados obtenidos por CEDC durante este trimestre representan una sustancial mejora con respecto al mismo período del año anterior. CEDC obtuvo una Utilidad Neta de Bs. 214 millones, incrementándose en más del 100% con relación al mismo período para el 2002 y un EBITDA de Bs. 18 millardos, *con un incremento del 66,3% con respecto al* segundo trimestre del año anterior. Estos resultados están directamente relacionados con la política adoptada por la Corporación de concentrarse en actividades no reguladas relacionadas al negocio eléctrico.

Aspectos Resaltantes

- Utilidad Operativa mejoró en 66,3% con respecto al mismo período del año anterior *totalizando Bs.18 MM para el segundo trimestre del 2003*
- Utilidad Neta alcanzó Bs. 214 millones para el segundo trimestre del año 2003.
- Gastos Operativos resultaron en Bs. 9,4 millardos para el trimestre, disminuyendo en 20,98% comparado con el mismo período del año anterior.
- EBITDA aumentó en 66,3% comparado con el mismo período del año anterior.

(En millones de Bolivares constantes)	2T02 Bs	2T03 Bs	2T03 Vs 2T02
Ingresos de Operación	22.742	27.434	20,63%
Gastos de Operación	(11.902)	(9.405)	-20,98%
EBITDA	**10.840**	**18.029**	**66,31%**
MARGEN EBITDA	**47,7%**	**65,7%**	**37,87%**

Factores Externos que afectan los resultados de la Empresa durante el 2T´03

- Rezago de 34 puntos porcentuales entre el IPM y el IPC, siendo estos 66,5% y 32,3% respectivamente (anualizados).
- Ingreso per capita se redujo en 15,4%.
- Índice de desempleo superior a 20%
- Caída de la actividad económica estimada alrededor del 17% para el 2T´03

Gestión del Negocio



Generación de Energía y Vapor (GENEVAPCA) – filial de CEDC que suple de electricidad y vapor al Centro de Refinanciación Paraguaná de PDVSA.

Durante el segundo trimestre del año 2003, *Genevapca contribuyó a minimizar* las carencias de energía eléctrica de la Península de Paraguaná aportando 136,4 GWh, lo que representó aproximadamente el 70% de las necesidades de la región.


GWh
190
180
170
160
150
140
130
120
110
100
156
113
164
183
136
2T 02
3T 02
4T 02
1T 03
2T 03

Las ventas totales de energía eléctrica de GENEVAPCA ascendieron a 336.982 MWh y las de vapor a 325.768 TM para el segundo trimestre, lo cual representó ingresos de Bs. 21,7 millardos para ese mismo período.


Administradora
SERDECO,C.A.

Durante el segundo trimestre del año 2003, los ingresos operativos de Administradora Serdeco alcanzaron Bs. 8 millardos, los cuales represento una mejora significativa con respecto al primer trimestre de 33%, producto principalmente de la incorporación de nuevos servicios de recaudación de aseo, ajustes tarifarios en el servicio de gas doméstico y al esfuerzo en el cobro de deuda antigua.

Continuando con los lineamientos corporativos de reducción de costos, el proceso de notificación conjunta, obtuvo al cierre de junio una reducción en costos de Bs.176 millones.

Serdeco, para estar al alcance de sus clientes innovó los servicios de consulta de saldos a través de mensajes de textos discando el *502 desde cualquier teléfono celular, en donde nuestros clientes podrán acceder a la información sobre nuestros servicios de electricidad, aseo urbano, PDVSA Gas e Impuesto sobre Inmuebles Urbanos que brinda el Centro de Atención Integral "Mi Contacto", pudiendo realizar además, cualquier reclamo o reportes de averías.


502


AES
network

AES Network Communications opera una red de transporte de señales de telecomunicaciones que abarca la zona Metropolitana de Caracas y Guarenas-Guatire. Actualmente la empresa cuenta con 18 clientes operadores de telecomunicaciones y Proveedores de Acceso a Internet (ISPs).

Durante el segundo trimestre las ventas alcanzaron un total de Bs. 1.3. millardos. La empresa se encuentra en una etapa de consolidación de la relación con los clientes actuales y una oferta de nuevos servicios orientados a aplicaciones de datos, que es novedoso en el mercado y el cual ha tenido gran aceptación. En cuanto al Margen EBITDA, este se encuentra en 44.8%.

Desde sus inicios, AES Network Communications ha operado con el concepto de "CAPEX on-demand", por lo que cualquier inversión adicional requerida para activar servicios es cubierta con los ingresos que se generen.


COM
MOVIL
AES Soluciones Tecnológicas

Comunicaciones Móviles EDC, C.A., empresa que presta servicios de radiocomunicaciones móviles terrestres, punto a punto y/o punto multipunto, para el transporte de señales de voz y datos en la banda de 806 - 821 Mhz, por enlaces (Trunking) en el área metropolitana y a nivel nacional.

Culminado el segundo trimestre, Commovil cuenta con un total de 3.057 unidades conectadas al sistema, lo cual representó ventas por Bs. 444.7 millones para ese período.



Corporación EDC

una empresa AES

smart power

Smart Power es un servicio que le permite a los clientes industriales y comerciales un manejo inteligente del consumo de energía por medio de tecnología de punta. A través de Internet, los clientes pueden monitorear la red eléctrica de su negocio y disponer adicionalmente de asesoría especializada que les permite alcanzar mayores niveles de eficiencia operativa. Para mayor información visite la página web: www.smartpower.com.ve

- En el segundo trimestre se desarrolló distintos niveles de servicios para facilitar y permitir que nuestros clientes vayan escalando progresivamente desde un servicio de monitoreo muy básico (Smart Basic) hasta llegar a soluciones más integrales y complejas (Smart Premium). Por medio de esta última ofrecemos a nuestros clientes, *un servicio permanente de seguimiento de todos los parámetros eléctricos* (perfiles de tensión, corriente, detección de umbrales transitorios), así como la entrega de informes de recomendaciones técnicas y asesorías puntuales.

- Entre nuestros principales clientes, se encuentran compañías líderes en el área de supermercados, grupos industriales y proveedores de acumuladores a la industria automotriz venezolana.

- Entre los proyectos que se llevaran a cabo este año se encuentra el de incorporar productos tales como pruebas de equipos de iluminación, proyectos de iluminación en exteriores e interiores, termografía de equipos eléctricos y pruebas de aislamiento de cables, entre otros.

Nuevas Designaciones

El Dr. Andrés Gluski, Presidente de la EDC y de su Junta Directiva, fue adicionalmente designado Vicepresidente Senior de AES para las Empresas Distribuidoras Integradas en Centro América y el Caribe la cual abarca el Salvador, República Dominicana y Venezuela. Así mismo, se creó la Gerencia General que será ocupada por el Ing. Salomón Magán, quien tiene mas de 20 años de experiencia en EDC.


Corporación EDC
una empresa AES

Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela. Los mismos han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 30 de junio de 2003.

La tasa de cambio para el cierre primer semestre del 2003 fue 1.600,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 1.621,76 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre del primer semestre de 2003 fue 350,06 y el IPC promedio para el período enero-junio fue de 331,28.

Corporación EDC, filial de AES Corporation, está focalizada en negocios de electricidad no regulados en Venezuela y de telecomunicaciones y servicios en Venezuela y el exterior. Cada acción de la CEDC se transa en conjunto con una acción de la C.A. La Electricidad de Caracas en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 33 países. AES es una empresa dedicada a suministrar electricidad a nivel mundial de forma socialmente responsable.

Agradeceremos dirigir sus preguntas o comentarios relacionados con éste reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: edcinversionistas@aes.com



Corporación EDC

una empresa AES

Segundo Trimestre, 2003

Estados Financieros

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS
(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de junio de 2003)

	2T02 Bs	3T02 Bs	4T02 Bs	1T03 Bs	2T03 Bs	2T03 US$	2T03 Vs 2T02
Ingresos de Operación	22.742	33.686	25.978	27.907	27.434	16,92	20,63%
Gastos de Operación	(11.902)	(4.313)	(18.592)	(6.498)	(9.405)	(5,80)	-20,98%
EBITDA	**10.840**	**29.373**	**7.386**	**21.409**	**18.029**	**11,12**	**66,31%**
MARGEN EBITDA	**47,7%**	**87,2%**	**28,4%**	**76,7%**	**65,7%**	**65,7%**	**37,87%**
Depreciación y Amortización	(5.098)	(5.985)	(6.147)	(5.513)	(6.043)	(3,73)	
EBIT	**5.742**	**23.388**	**1.239**	**15.896**	**11.986**	**7,39**	**108,73%**
MARGEN EBIT	**25,3%**	**69,4%**	**4,8%**	**57,0%**	**43,7%**	**43,7%**	
Otros Ingresos y (Gastos) Neto	50.279	(8.136)	7.155	4.990	(12.223)	(7,54)	**-124,31%**
Pérdida Permanente en el Valor de Inversiones	(68.779)	2.716	(2.716)	-	-	-	**-100,00%**
Pérdida en Vta cías Filiales	(53.038)	-	-	-	-	-	**-100,00%**
Intereses y Gastos Financieros	(16.242)	(13.772)	7.417	(9.001)	(6.840)	(4,22)	**-57,89%**
Intereses Ganados	1.700	58	4.088	2.072	869	0,54	**-48,90%**
Diferencia en Cambio Neta	(139.375)	37.107	(25.133)	(16.023)	(6.454)	(3,98)	**-95,37%**
UTILIDAD (PERDIDA) ANTES DEL REI, PROVISIÓN PARA IMPUESTOS, OPERACIONES EN DISCONTINUACIÓN	**(219.713)**	**41.361**	**(7.950)**	**(2.067)**	**(12.661)**	**(7,81)**	**-94,24%**
Resultado por Exposición a la Inflación	15.766	2.576	8.491	13.569	10.498	6,47	**-33,41%**
Provisión para Impuesto	(721)	(10)	(9.308)	(2.484)	(4.838)	(2,98)	
Operaciones en Discontinuación	2.394	(50.084)	4.901	(8.595)	7.214	4,45	
UTILIDAD (PÉRDIDA) NETA	**(202.274)**	**(6.157)**	**(3.866)**	**422**	**214**	**0,13**	**-100,11%**
MARGEN UTILIDAD NETA		**-**	**-**	**1,51%**	**0,78%**	**0,78%**	
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	(64,75)	(1,97)	(1,24)	0,14	0,07	0,07	
UTILIDAD (PÉRDIDA) NETA POR ADR	(3.237,41)	(98,54)	(61,88)	6,75	3,43	3,43	
ACCIONES EN CIRCULACIÓN (Millones) *	3.124	3.124	3.124	3.124	3.124	3.124	

* Promedio ponderado 12 meses


Corporación EDC

una empresa 

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS
(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de junio de 2003)

	2002 30 Junio	2002 30 Septiembre	2002 31 Diciembre	2003 31 Marzo	2003 30 Junio
ACTIVO					
Activo Circulante	107.789	77.940	66.673	75.268	59.078
Efectivo y Equivalente de Efectivo	36.198	12.488	8.772	1.875	9.651
Propiedades, Planta y Equipos, neto	320.937	328.813	341.650	334.010	297.941
Inversiones	4.057	3.302	3.271	1.387	3.129
Cargos Diferidos y otros activos	2.213	1.376	3.409	3.384	2.395
Activos a Largo Plazo de cías Disponibles para la Venta	78.628	54.049	62.806	67.465	59.810
Total Activo	**513.624**	**465.481**	**477.809**	**481.514**	**422.353**
PASIVO Y PATRIMONIO					
Pasivo Circulante	448.903	410.266	426.429	422.408	369.165
Deuda a Corto Plazo	32.371	30.064	34.468	26.851	26.421
Pasivos de cías Disponibles para la vta a Largo Plazo y Otros Pasivos	14.756	12.832	10.238	17.541	11.410
Patrimonio	49.965	42.383	41.142	41.565	41.778
Total Pasivo y Patrimonio	**513.624**	**465.481**	**477.809**	**481.514**	**422.353**
Patrimonio / Activo Total	9,73%	9,11%	8,61%	8,63%	9,89%

#82-4914


La Electricidad de Caracas
y sus empresas filiales
una empresa




RECD S.E.C.
SEP 4 2003
1086

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Asamblea General Extraordinaria

C.A. La Electricidad de Caracas y Corporación EDC, C.A hoy 3 de septiembre de 2003, convoca a sus Accionistas a la realización de una Asamblea General Extraordinaria a celebrarse el 19 de septiembre de 2003, donde se tratará como punto único la fusión de Corporación EDC, C.A. con C.A. La Electricidad de Caracas.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de Corporación EDC, C.A. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 40 paises.

#82-4914



La Electricidad de Caracas
y sus empresas filiales

una empresa 

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Investor Relations
Director
Phone: 0212 502-2950
edcinversionistas@aes.com

Extraordinary Shareholder Meeting

Caracas, Venezuela (Sep 3, 2003). C.A. La Electricidad de Caracas and Corporación EDC, C.A. will invite its shareholders to an Extraordinary Shareholder Meeting to be held on September 19, 2003. This Meeting will consider and resolve the proposal Merger of Corporación EDC, C.A. with C.A. La Electricidad de Caracas.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of Corporación EDC, C.A. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 40 countries. AES is a company dedicated to supplying electricity at a global level in a socially responsible manner.